EXHIBIT 99.1

                [LETTERHEAD OF ROBERT C. CANTWELL AND ASSOCIATES]

                                January 20, 2004


Mr. William R. Dixon
General Manager
Boiling Spring Lakes
P.O. Box 2409
Boiling Spring Lakes, NC  28461

Dear Mr. Dixon:

      As a result of a careful inspection and investigation, I have formed the opinion that the market value of the property identified as the unsold portion of Boiling Spring Lakes, North Carolina, the property of Reeves Telecom Limited Partnership on December 31, 2003, was:

         * * * * * *ONE MILLION TWO HUNDRED THOUSAND DOLLARS* * * * * *
                                  ($1,200,000)

      This estimate is substantiated in the attached report, and is subject to the assumptions and limiting conditions contained therein. This letter must remain attached to the report for the value opinion to remain valid. The report is a "Summary" report of a "Complete Appraisal" as these terms are defined in the Uniform Standards of Professional Appraisal Practice.

      I certify that I have no interest, present or prospective, in the subject property, and no interest contingent upon the value assigned.


                                              Yours very truly,

                                              /S/ ROBERT C. CANTWELL

                                              Robert C. Cantwell, MAI
                                              N. C. State-Certified General
                                              Real Estate Appraiser A-220

                                TABLE OF CONTENTS

Summary of Salient Facts and Conclusions ................................    1
PART I - INTRODUCTION
Type of Appraisal and Report ............................................    2
Assumptions and Limiting Conditions .....................................    2
Purpose, Use and Intended User of the Appraisal .........................    3
Property Rights Appraised ...............................................    3
Definition of Market Value ..............................................    4
Effective Date of the Appraisal .........................................    4
Summary of Appraisal Problem ............................................    4
PART II - FACTUAL DATA
Legal Description .......................................................    5
Inspection of the Property ..............................................    5
Description of the Community ............................................    5
Description of the Neighborhood .........................................    9
Property Data - Site ....................................................   11
Property Data - Improvements ............................................   14
Assessed Value and Annual Tax Load ......................................   14
History of the Development ..............................................   15
Zoning ..................................................................   16
PART III - DATA ANALYSIS AND CONCLUSIONS
Analysis of Highest and Best Use ........................................   18
Estimate of Value .......................................................   19
Reconciliation and Final Value Estimate .................................   24
Certification of Appraiser ..............................................   24

EXHIBITS AND ADDENDA
     Financial Statements
     Qualifications of Appraisers

                    SUMMARY OF SALIENT FACTS AND CONCLUSIONS


Type of Appraisal:                              Complete

Type of Report:                                 Summary

Estate Appraised:                               Fee Simple

Effective Date of Appraisal:                    December 31, 2003

Owner:                                          Reeves Telecom Ltd. Partnership

Location:                                       Boiling Spring Lakes

Improvements:                                   Residential Subdivision

Zoning:                                         Varies

Highest and Best Use:                           Residential Development

Estimated Value:                                $1,200,000

                              PART I - INTRODUCTION

TYPE OF APPRAISAL AND REPORT: This is a "Summary Appraisal Report" resulting from a "Complete Appraisal" as those terms are defined in the Uniform Standards of Professional Appraisal Practice, as adopted by the Appraisal Standards Board.

ASSUMPTIONS AND LIMITING CONDITIONS: The basic limitation of any appraisal is that it is an opinion of value, and is therefore not a guarantee that a property will sell at exactly the appraised value. The market price may differ from the market value, depending on the motivation and knowledge of the buyer and/or the seller. The market price may therefore be either higher or lower than the market value. The market value assigned herein is the appraiser's opinion of the probable price obtainable in the market free of abnormal influences.

No responsibility is assumed for matters of legal nature, nor is any opinion on the title rendered. The title to the property is assumed to be fee simple. Unless otherwise stated in this report, it is assumed that the use of the property complies with all applicable laws and regulations including, but not limited to, environmental and zoning and that there are no encroachments or trespasses resulting from the use of the property.

Existing encumbrances are disregarded and the value assigned takes cognizance of the mortgage money market as of the date of the appraised value, except as otherwise specifically stated in the report. The value assigned herein contemplates competent and prudent management of the property.

Line drawings are believed to represent the conditions as they exist, but are not the product of engineers employed specifically for this appraisal. No responsibility is assumed for structural soundness, subsurface conditions, mineral deposits, or other matters of an engineering nature beyond reasonable conclusions based upon a visual inspection of the property. Any proposed improvements are assumed to be completed in a workmanlike manner in accordance with the submitted plans and specifications.

Unless otherwise stated in this report, the existence of hazardous material, which may or may not be present on the property, was not observed by the appraiser. The appraiser has no knowledge of the existence of such materials on or in the property. The appraiser, however, is not qualified to detect such substances. The presence of substances such as asbestos, urea-formaldehyde foam insulation, or other potentially hazardous materials may affect the value of the property. The value estimated is predicated on the assumption that there is no such material on or in the property that would cause a loss in value. No responsibility is assumed for any such conditions, or for any expertise or engineering knowledge required to discover them. The client is urged to retain an expert in this field, if desired.

Unless otherwise stated in this report, the subject property is appraised without a specific compliance survey having been conducted to determine if the property is or is not in conformance with the requirements of the Americans with Disabilities Act. The presence of architectural and communications barriers that are structural in nature that would restrict access by disabled individuals may adversely affect the property's value, marketability, or utility.

Information furnished by others has been confirmed within reasonable limits and is believed to be correct. However, no warranty is given for its accuracy. The appraiser reserves the right to alter the opinion of value herein because of information withheld from him or not discovered during the normal course of diligent research. In the event that any material data provided the appraiser are found to be erroneous, the sole responsibility of the appraiser is to provide an amended appraisal report based on the corrected information.

The liability of the appraiser is limited to the client in the amount of the fee collected for the preparation of the appraisal. No liability is assumed to any third party.

Possession of this report, or copies thereof, does not oblige the appraiser to testify before any court, commission, or other body without additional compensation. Without the specific written consent of the appraiser, this report may not be reproduced in whole or in part, nor used in court; nor may it be used by anyone other than the intended user for any purpose. The original copies of this report are printed on blue lined stationary and have original photographs. The appraiser is not responsible for unauthorized copies of this document.

By accepting this report, the recipient agrees that it will not be quoted out of context, and that values assigned herein will not be used as fractional appraisals or in summation with any other appraisal.

Disclosure of the contents of this appraisal report, and review thereof, is governed by the Bylaws and Regulations of the Appraisal Institute.

Neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraiser, or the firm with which he is connected, or any reference to the Appraisal Institute or to the MAI designation) shall be disseminated to the public through advertising media, public relations media, news media, sales media, or any other public means of communication without the prior written consent and approval of the appraiser.

The client agrees to accept responsibility for payment of the appraisal fee, which is due upon delivery of the report unless other arrangements have been agreed to in writing.

Use of this report constitutes acceptance of these conditions.

PURPOSE, USE AND INTENDED USER OF THE APPRAISAL: The purpose of the appraisal is to estimate the current market value of the property of Reeves Telecom Limited Partnership, located at Boiling Spring Lakes, North Carolina, essentially comprising the unsold portion of the community, more specifically described herein.

The use of the appraisal is understood to be to assist the owner in asset management decisions. The intended user of the appraisal is the client, Reeves Telecom, and its agents at its discretion.

PROPERTY RIGHTS APPRAISED: The estate appraised is the fee simple interest in the real property.

DEFINITION OF MARKET VALUE: The definition of market value used herein is that of the agencies that regulate federal financial institutions as quoted in the Uniform Standards of Professional Appraisal Practice of the Appraisal Standards Board, which is as follows: The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller, each acting prudently, knowledgeably and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

a.    buyer and seller are typically motivated;

b. both parties are well informed or well advised, and each acting in what he considers his own best interest;

c.    a reasonable time is allowed for exposure in the open market;

d. payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and

e. the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

EFFECTIVE DATE OF APPRAISAL: The effective date of the appraisal is December 31, 2003.

SUMMARY OF APPRAISAL PROBLEM: The appraisal problem is to estimate the market value of the unsold portions of Boiling Spring Lakes, a development begun more than 40 years ago, which has become an incorporated town. The assets remaining to be sold include 1,300 platted lots, most of which are not suited for building due to soil conditions, four undeveloped tracts, a single-family residence built for speculation, and a sales office building.

The value is best indicated through a discounted cash flow to be derived from the sale of these assets.

The majority of the infrastructure and amenities, including the streets, lakes and a small water distribution system, have been taken over by the government, minimizing the holding costs for the developer.

The subdivision and the resulting town were developed on a modest scale, but are reasonably attractive. New homes continue to be constructed on lots that have been sold in the past, and there is an active resale market for both lots and houses. Recent years have shown an increase in building activity. The size and quality of these newer homes is clearly increasing, demonstrating an increase in demand. Until June 1993, the developer had not actively marketed its lots for more than ten years, however, and the sales effort to date is much less than full-scale. Consequently, it is difficult to predict the results of an aggressive marketing effort and the cash flow from these sales.

                             PART II - FACTUAL DATA

LEGAL DESCRIPTION OF THE SUBJECT PROPERTY: The subject property comprises many diverse tracts as described below. It is not feasible to include legal descriptions of the whole. The property appraised herein is intended to include all of the remaining assets of Reeves Telecom Limited Partnership in the town of Boiling Spring Lakes, North Carolina.

INSPECTION OF THE PROPERTY: The subject property was inspected on January 7,
2004.

DESCRIPTION OF THE COMMUNITY: The community is the greater Wilmington area, which includes New Hanover, Pender, and Brunswick counties. It is located in southeastern North Carolina, bounded on the east and south by the Atlantic Ocean. The three counties have a land area of 1,941 square miles, and had a combined population of 274,500 in 2000.

The greater Wilmington area has seen enormous growth in the past decade, in both population and economic development. Because of its coastal location and its proximity to the Gulf Stream, the community has a mild climate that encourages the growth of resort developments and recreational industries. Average annual rainfall is 51.29 inches. Building construction is possible throughout the year. The moderate climate and recreational facilities also encourage growth in the already substantial retirement community. The number of retirees in New Hanover County is expected to double from approximately 15,000 in 1990 to over 30,000 retirees in 2020.

The populations for the three counties have grown steadily since 1990, and are projected to continue through 2010. Wilmington has a population of 90,000, reflecting a sharp increase resulting from recent annexation. Below are figures compiled by the state of North Carolina.

                                   1990         1995         2000         2010
                                  -------      -------      -------      -------
New Hanover County                120,000      138,000      160,300      179,810
Pender County                      28,000       33,000       41,100       48,436
Brunswick County                   51,000       59,000       73,813       84,754

Except for the beach areas, Pender and Brunswick counties are rural, and increasingly function as bedroom communities for Wilmington and New Hanover County, which provide major consumer products and services for all three counties.

The community is basically a communication center, with strong economic support from diversified manufacturing and a substantial tourist trade. Of the total labor force of 79,000 in New Hanover County, approximately 15% are in manufacturing, 7% in retail, 6% in construction, and 8.5% in education. Per capita income in the county is $26,300.

In recent years, many new companies have located within the area. There are some 250 manufacturing establishments, 40% of which employ 20 or more people; 14% employ more than 100. Manufactured products include textiles, fertilizer, electronic components, nuclear fuel, industrial equipment, lumber, and packaging materials, aircraft engines, and synthetic fibers.

The largest industrial employers in the greater Wilmington area include:

Company                                          Product                                  Employees
-------                                          -------                                  ---------
General Electric                                 Nuclear Fuel Rods                          1,247
DAK Americas                                     Dacron Fiber                               1,100
Progress Energy                                  Electric Utility                           1,000
     (Southport)
International Paper                              Pulp and Paper                             1,155
General Electric                                 Aircraft Engines                           1,000
Corning, Inc.                                    Optical Fiber                                800
KoSa                                             Chemicals                                    725
AAI                                              Pharmaceutical products                      500
Louisiana-Pacific                                Laminated Veneer Lumber                      300
Interroll Corporation                            Conveyor Components                          275
Progress Energy                                  Electric Utility                             250
     (Wilmington)
International Paper                              Paperboard Cartons                           250
     (Carton Division)
Rampage Yachts                                   Pleasure Boats                               250
Sturdy Controls                                  Electromagnetic Controls                     250
Leslie-Locke                                     Home Building Products                       240
Occidental Chemical Corporation                  Chemicals                                    215
Port of Wilmington                               Shipping                                     206
Bedford Fair industries                          Women's Apparel                              200
                                                  (Mail Order)
BASF                                             Vitamins                                     200
Victaulic Company                                Steel Tubing and Fittings                    185
Archer Daniels Midland Co.                       Citric Acid                                  165

The principal non-manufacturing employers are the New Hanover Regional Medical Center (4,500), the New Hanover School System (3,125), UNC-W (1,625), City and County governments, the retail sector, and the growing pharmaceutical support sector, led by PPD, Inc. (900).

The retail sector in Wilmington's economic base is very strong. Retail sales for New Hanover County rank 7th in North Carolina, while the county is 12th in population. In the three county region, retail sales demonstrated an average annual growth rate of more than 10% in the mid 1990's, but slowed beginning in 1999. For the fiscal year 2001-2002, sales were up 6% in Brunswick County to $882 million and up slightly in Pender County to $246 million. Retail sales in New Hanover County were stable at $3.1 billion for 2001-2002.

The employment rates increased in 2001 and 2002, but have fallen recently. In May of 2003, New Hanover's unemployment rate was 5.3%, Brunswick County's was 5.2%, and Pender County's was 6.8%. The rate for the state during this period was 6.1%.

Tourism is another major source of employment and revenue for the greater Wilmington area. Primary tourist attractions are the summer resorts of Wrightsville and Carolina Beaches, Bald Head Island, the U.S.S. North Carolina Battleship Memorial, Wilmington's historic district, and Orton and Airlie Gardens. New Hanover County ranks 7th in the state among travel and tourism revenues, with more than $270 million spent annually. The New Hanover Convention and Visitors Bureau estimates that roughly 10,000 of the jobs in New Hanover County are directly or indirectly travel-related positions.

Wilmington is the principal deep-water port serving North Carolina and portions of South Carolina. The North Carolina State Ports is headquartered in Wilmington. It manages the ports in Wilmington and Morehead City as well as inland terminals in Charlotte and Greensboro. Package goods are, for the most part, handled by the State Ports terminal, with emphasis on the expanding container cargo activity. Other shippers handle primarily bulk cargo. The port handles liquid products imported for distribution through North and South Carolina, and other bulk cargoes, principally fertilizer materials. For the year ending October 2000, state port tonnage was 2.33 million tons. The port of Wilmington has seen a reduction of tonnage of almost 40% from 2000 to 2001. Principal imports were chemicals and metal products; exports were woodpulp, woodchips, and chemicals.

The area is easily accessible by a variety of transportation facilities and highways. I-40, which links Wilmington to Raleigh and points west, opened in 1990. Areas of the county that are most affected by this new highway experienced a significant increase in development. New Hanover County International Airport offers daily flights on USAirways and Atlantic Southeast Airlines (Delta Connection) to Atlanta, Charlotte, and Raleigh, where connecting flights are available to other destinations. While there is no train passenger service to Wilmington, CSX Transportation provides rail freight service. Greyhound and Trailways Coach Lines provide interstate bus service. In addition to I-40, the area is served by U.S. Hwys. #17, #74, #76, #117, and #421, and N.C. Hwys. #87, #130, #132, #133, and #211.

The area is served by one daily and four weekly newspapers, four television and several radio stations, as well as cable television service. Public schools are considered good and are augmented by Cape Fear Community College in Wilmington, Southeast Community College in Brunswick County, and the University of North Carolina at Wilmington, with about 8,500 students. UNCW is the fastest growing campus in the university system, with over 1,100 employees and a budget of $100 million. Four hospitals with more than 1,000 beds serve the region, the principal one being New Hanover Regional Medical Center in Wilmington.

The development of the motion picture production industry in Wilmington has been a factor in the local economy since 1982, when Dino DeLaurentis established the first film studio. This industry is a major contributor to the economy, although there has been a steady decline in film revenue since 1996. Screen Gems operates the largest studio in Wilmington, but there are smaller independent soundstages as well. In 1998, the North Carolina Film Office reported direct spending related to film production of $154 million in Wilmington. Since then, the decline has been steady, to a low of $5.1 million in production revenues in 2002. This decline is due in part to more film production going to Canada and the trend to reality programming in television.

In conclusion, growth in the area, which had been very strong during the mid-90's, began to slow in late 1999 and this trend continued through 2001. The economic activity in the three county region increased 9.3% from 1998 to 1999, but only 3.4% to 2000. In the period from 2000 to 2001, the economic growth declined by 3.5%, but rebounded to a 2.8% growth in 2002, slightly above projections. The forecast for 2003 by the Cameron School of Business at UNC-W is that the local economy will grow by 4.5%.

Brunswick is North Carolina's seventh largest county, and one of the state's fastest growing, encompassing 856 square miles. It boasts approximately 45 miles of frontage along the Cape Fear River and over 30 miles of beaches along its southern border with the Atlantic Ocean/Atlantic Intracoastal Waterway, extending from Bald Head Island and Southport on the east to Sunset Beach and Calabash on the west.

Over the past ten years, the Brunswick County population has increased primarily in the beach communities, with some municipal areas showing minimal, if any, growth. Approximately 70% of the Brunswick County population lives in unincorporated areas.

Once a county almost totally rural in character and economy, its economy is now diversified with a growing industrial base, which includes the U.S. Army's Sunny Point Military Ocean Terminal, Carolina Power & Light, DuPont, and ADM and an industrial park in the northeastern part of the county. Tourism and a growing retiree population provide substantial positive economic impacts.

Brunswick County has a distinct summer vacation and tourist seasonal population, essentially May through September, with the Fourth of July holiday being the peak visitation period. During this period, the county population reaches approximately 175,000, and remains at a high level from mid-may to early September. The county ranks 14th in the state in travel dollars spent, approximately $240 million in 1999.

Brunswick County is included in the Wilmington Standard Metropolitan Statistical Area (SMSA), which was ranked 12th nationally with a population growth of 13.1% since the 1990 census, and is closely linked with the city of Wilmington and New Hanover county. Brunswick County residents have convenient access to the New Hanover communications and transportation facilities.

Brunswick County residents are served by Brunswick Community College in Supply, and Cape Fear Community College and the University of North Carolina at Wilmington, both in New Hanover County. Two hospitals are within the county - the Brunswick Hospital in Supply, and Dosher Memorial Hospital in Southport.

Although not in direct competition with the subject property, several large well-planned residential subdivisions have been successfully developed in the general area in recent years, attesting to the increase in demand in the area. The oldest of these, and the most similar in price, is River Run Plantation. This is a subdivision of approximately 560 lots lying on the Lockwood Folly River west of NCSR #1112. This development was begun in 1980 and is a single-family residential subdivision with areas dedicated to both manufactured housing and conventional homes. All of the lots are developed, most with underground electrical and telephone utilities. Water and sewer are not provided. Amenities include access to the waterfront, with boat ramp, a private recreational area, and a clubhouse with pool and tennis courts.

Almost all of the lots have been sold (owner provided 10%, ten year financing) and many homes have been built. Current prices range from $13,500 for interior singlewide mobile home lots to more than $100,000 for the best riverfront locations. Vacant and improved lot sales for 1995 - 2003 averaged 25 to 35 per year. The developer has stated in the past that the location necessitated "high pressure" sales techniques that resulted in very high promotion and sales expense. Consequently, the net sales receipts were below apparent levels, and profits did not meet expectations. He cited the location as being the most difficult obstacle to sales, but newer development in the area suggests that this situation is improving.

St. James Plantation is a 2,100 acre development offering waterfront and interior lots. Amenities include private beach club, a tennis and swimming complex, and a 14-acre waterway park. The project features "The Gauntlet", an 18 hole championship golf course designed by Pete Dye, "Members Club" a course designed by Hale Irwin, and a full-service country club with clubhouse, restaurant and bar. The course expanded to 54 holes in 1998, with the addition of the 18 hole "Players Club". Residential uses within St. James include single-family detached dwellings, patio homes, and townhouses, as well as condominiums. Prices for interior lots begin at around $50,000, with golf course and waterfront site ranging upward above $300,000. Improved properties range from $120,000 to well over $500,000.

Arbor Creek is a smaller related project adjacent to St. James, with no golf course or water frontage. Amenities include a clubhouse with exercise room, swimming pool, two tennis courts, putting green, and a fishing pond. Lots range from the high $20,000's to the mid-$40,000's, while improved properties range from $100,000 to $200,000. Lot sales in St. James/Arbor Creek averaged approximately 400 per year during 1997-1999, and ranged from 200 to 300 in subsequent years.

Winding River is a newly developed project located approximately 12 miles west of Southport, just south of Supply. It is a golf community featuring a course designed by Fred Couples, as well as a marina on the Lockwood Folly River. Lots within this project begin in the $30,000 range with golf course and marsh view lots ranging up to $100,000 in price. The project also has condominiums in the $130,000 price range. Over 150 lots were sold in 1997, and approximately 200 per year during 1997 to 1999. Sales of lots and improved properties have averaged approximately 150 per year since 1999.

Sales activity outside of the organized developments is erratic. Brunswick County is known for its high proportion of mobile home parks. Multi-family development is not common in the county.

DESCRIPTION OF THE NEIGHBORHOOD: The subject neighborhood is construed to be the corporate limits of the town of Boiling Spring Lakes, as reflected by the map appended hereto. This is a combination retirement and resort community originally developed by Reeves Telecom Corporation and first marketed in 1961. It has a land area of 22.6 square miles and a 2000 population of 2,972.

Physical development of the subject property has consisted primarily of the cutting, grading and stabilizing of roads, and staking and plotting of lots. The total road net consists of 113 miles, of which 39.5 miles are hard-surfaced. The remainder is stabilized with gravel, soil, or stone. Additional streets are platted but are not improved, or are trafficable only by four-wheel drive vehicles. Other development includes the stabilization of lakes by the erection of dams and spillways, the development of an 18-hole golf course served by a clubhouse, a motel, and sales and administration buildings. The lakes and golf course provide many attractive homesites, but the inventory of lots ranges to 10 acre woodsland tracts, as well as smaller interior lots, many of which are designated for mobile home use.

The town management estimates that there are over 2,000 dwellings, including 400 mobile homes. Most of the dwellings are occupied year-round and range from modest frame to very good quality brick veneer dwellings. The mobile homes are, in some instances, occupied seasonally for recreational purposes. The slow population growth can be explained, to some

              [OBJECT OMITTED: Photograph of The Lakes County Club]

                     [OBJECT OMITTED: Photograph of typical
               intersection of two roads in Boiling Spring Lakes]

                 [OBJECT OMITTED: Photograph of road, part paved
              with asphalt and part dirt, in Boiling Spring Lakes]

extent, by the sales program, which included medium term financing and attracted many future retirees, not desirous of building soon after their purchase. Building and mobile home permits for the previous eight years are shown as follows.

                                    Building             Mobile Home
                 1995                  35                     22
                 1996                  54                     29
                 1997                  68                     27
                 1998-99*              93                     31
                 1999-00               89                     25
                 2000-2001            105                     19
                 2001-2002             85                     18
                 2002-2003             74                      9

                 * Reporting began on a fiscal July-June basis

The data indicate an upward trend in the number of houses constructed in the recent past. The quality of new homes is also higher than the average in the community, and in some areas, the new construction is significantly superior to even nearby dwellings, increasing the quality and desirability of existing neighborhoods and indicating a level of confidence in the community by new residents.

The town is incorporated and is governed by a mayor and council, separate and apart from the development operation. The town maintains the streets and provides police protection and trash and garbage removal. Fire protection is provided by the Boiling Spring Lakes volunteer fire department. Electricity and telephone are generally available throughout the town. The Brunswick County Utilities Department provides community water service to a small area near the center of the development, and the extension of water service by the Town to Phase I of the development (including 1,100 dwellings in the area north and west of the main lake) is now under way. No public sewerage is available, although the developer has recently installed a small community septic system that serves seven commercial lots along Highway #87 in the center of town.

Primary schools are available in Bolivia and Southport, each approximately eight miles from the town. Middle and high schools are located within the town. Shopping is limited to convenience goods, with a better selection available in Southport; full-service shopping is available in Wilmington.

The developer transferred title to the major lake to a homeowners' association, which subsequently transferred it to the town in 1981. Title to most of the remaining lakes was transferred to the city in 1995. Many of the lakes have at least one public access point. The homeowner's association is separate from both the developer and the town government. It is a voluntary association in which the developer has no control.

                     [OBJECT OMITTED: Photograph of typical
                       paved road in Boiling Spring Lakes]

            [OBJECT OMITTED: Photograph of intersection of two roads
                   and typical house in Boiling Spring Lakes]

                    [OBJECT OMITTED: Photograph of paved road
                       and houses in Boiling Spring Lakes]

PROPERTY DATA - Site: The property to be appraised comprises approximately 475 acres of undeveloped land, some 1,300 unsold plotted lots, both recorded and unrecorded, 250 acres designated for commercial use, a sales office, and a single-family residence originally built on speculation.

The topography of the area is generally level. The soil is described as pocosin land, interspersed with sandy ridges. Predominate soil types include Murville, Leon, Leon Urban Complex, Kureb, Mandarin sands and Dorovan and Croatan mucks. In general, the Kureb, Leon, and Mandarin sands are found in the higher elevations and ridges, the Dorovan and Croatan soils are found in depressions and stream flood planes, and the Murville sands are scattered throughout in lower areas and in transition areas between the sands and mucks.

Murville soil is described as a very poorly drained soil, with slow run-off and rapid permeability in the upper layer, but a seasonal high water table at or near the surface six months out of the year unless artificially drained. When drained, this soil has good potential for most uses.

The Leon soil is similar to the Murville.

Leon urban land complex is described as areas of Leon soils and urban land too small and too intermingled to be mapped separately. The urban land consists of areas where the original soil have been cut, filled, graded, or paved, so that most soil properties have been altered to the extent that a soil series is not recognized.

Kureb soil is described as excessively drained sandy soil found in undulating sand hill areas. This is a very sandy soil with slow surface run-off and rapid permeability. The available water capacity is low; seepage is rapid. Natural vegetation is sparse, including blackjack oak and some long leaf pine. The soil is suited to most urban uses, although lawns and shrubs are difficult to establish and maintain because of the droughtiness. The soil requires frequent irrigation and fertilization. The poor filtration characteristics can be a limitation to the use of septic tanks.

Mandarin soil is somewhat poorly drained, with moderate permeability and a seasonal high water table from 1.5' to 3.5' below the surface for six months of the year, unless artificially drained.

Dorovan soil is described as very poorly drained soil found on low flood plains of fresh water streams. It is an organic soil with slow surface run-off, moderate permeability, but seasonal high water table at or near the surface, with ponding and frequent flooding during wet periods. This soil is generally not suited for residential or recreational development because of wetness and flooding, as well as its low load-bearing capacity.

           [OBJECT OMITTED: Map of City of Boiling Spring Lakes, NC]

Croatan muck is a very poorly drained soil with high organic content found in depressions and stream flood planes. They are generally not suitable for any development due to low load-bearing capacity, very slow permeability, and high water table and potential of flooding.

Drainage ranges from very good in the higher sandy elevations, specifically near the lake, to poor to very poor in the lower and more level areas.

There is a fair cover of pond pine and loblolly pine. The quality of the soil for silviculture is relatively poor, although with drainage it could be expected to improve. Current regulations allow drainage of wetlands to improve timber growth, but not for residential development; however, the cost of a drainage program for forest management would probably not prove economically feasible. It is noted that adjacent owners with the same class of land, including paper companies, have not seen fit to initiate any substantial drainage program. The higher sandy elevations additionally have a cover of scrub or blackjack oak. The lower elevations have a cover of underbrush.

The town limits formerly coincided with the perimeter of the subject property, but the sale of 3,483 acres to the Nature Conservancy in 2000 significantly reduced the area owned by Reeves, and its property is now concentrated in the central and eastern portions of the town. The extreme city limits cover a distance from east to west of some six miles, and seven miles from north to south, in a very irregular shape.

Near the eastern boundary, the town is traversed from north to south by the Sunny Point Railroad, a government owned facility serving the U.S. Army Sunny Point Ammunition Terminal to the south. Near the center, the town is traversed northwest to southeast by N.C.

Hwy. #87 and the southeastern corner of the property fronts on N.C. Hwy. #133. Near the center of the town, and extending southwest to northeast, is Boiling Spring Lake, with large tributary lakes extending northwestwardly therefrom. Numerous smaller lakes are scattered primarily in the eastern and southern portions of the town. Reference is again made to the attached map. Public access is available to most of the lakes.

The undeveloped 475 acres comprise three irregularly shaped tracts within the town, indicated by number on the attached map.

The first tract contains 35 acres lying west of NC Highway #87 and north of West Boiling Spring Road. This tract is zoned for commercial use, and is separated from Highway #87 by the town's maintenance yard and a cellular telephone tower. Because of its location it has no commercial potential and is probably best suited for residential purposes, despite the adjacent uses or an expansion of the adjacent service uses. Access to Boiling Spring Road is available near the western end and, an expansion of the residential uses along this street is a possibility. However, the soils on this tract are not suited for development with septic tanks and any development would have to be postponed until sewer service is available. It is doubtful that the value of residential lots in this area would justify the extension of sewer. This tract appears to be best suited for speculation, pending a demand for the expansion of the adjacent commercial uses. As noted below, the supply of commercial land in the community far exceeds the demand anticipated for the foreseeable future, and the value of this tract is considered nominal for the near term.

         [OBJECT OMITTED: Photograph of typical section of trailer park in Boiling Spring Lakes]

             [OBJECT OMITTED: Photograph of typical intersection of
                      paved roads in Boiling Spring Lakes]

              [OBJECT OMITTED: Photograph of typical drainage ditch
                  alongside paved road in Boiling Spring Lakes]

Tract two is an irregularly shaped tract containing approximately 25 acre lying south of Drayton Rd. and east of Revere, north of North Lake. As the tract adjoins developed areas, an extension of the existing development is appropriate for this tract. Management believes that due to the poor soil conditions this tract is best developed with ten acre lots to ensure septic tank suitability. Development costs would be minimal, as the tract fronts on existing roads.

Tract three is a 283-acre tract that is downstream of the dam south and east of Sections 2, 3 and 14. Although it has some good soils, the topography is very irregular, and, although it is adjacent to Sections 3 and 14, expansion into this area is not feasible. At one time, plans showed a proposed lake on this tract upon which portions of Section 14 would front, but this is no longer planned. The value of this tract is nominal due to the limitations of use.

Tract four is the remainder of a tract that has been partially developed into the second nine holes of the golf course, with surrounding residential lots. One hundred seventy-two lots were platted from this tract. Approximately one-half of the lots front on the golf course and some front on small lakes. Another 65 lots can be developed with minimal expense from areas that front on paved streets, including Nicklaus Road, South Shore Drive, and an unnamed cul-de-sac. Within this tract, 130 acres remain available for development, within which streets have been cleared and some grading completed. The tract will produce approximately 250 lots to be added to section 72, many of which will front on the golf course.

The soils in most of this tract are superior to the developed portions. It is equivalent or superior to most of the developed portion in topography. Access is available along most of the boundaries.

The property designated for commercial use consists of seven tracts totaling approximately 250 acres. These tracts front a total of 22,000' on N.C. Hwy. #87 for most of its route through the town.

The foregoing descriptions were scaled from various maps, and areas are as described by the management or as calculated from the maps and descriptions furnished to the appraiser. The tracts have not been surveyed and the areas and distances cited herein are subject to revision, which could affect the value estimate.

         [OBJECT OMITTED: Floor plan of Reeves Telecom LP sales office]

The platted lots are located throughout the development. Approximately two-thirds of the original holdings have been plotted for residential subdivision. Although many of these plats have not been recorded, the development is substantially committed to the subdivision plan, as lots have been sold therefrom, albeit described in some cases by metes and bounds. More than 1,700 lots, totaling some 1,500 acres were sold to the Nature Conservancy since 2000, almost all of which were not buildable due to soil conditions.

The residential subdivision plan is in three broad categories. The first, individual homesites, ranging from 10,000 sq.ft. to 25,000 sq.ft. in area; secondly, similar size lots are dedicated through use and zoning as sites for mobile homes; and thirdly, subdivision into small "timber tracts" and "ranches," being plots of five to ten acres each. Good utilization of the amenities afforded by the lakes and golf course has been incorporated in the design.

In some areas, the dedicated streets are not improved. For most part, these are areas in which the lots are not buildable under current health department regulations, as discussed below, and include those areas that were sold to the Nature Conservancy.

An inventory of available lots, both buildable and unbuildable, is included in the estimate of value that follows.

PROPERTY DATA - Improvements: The improvements on the appraised property include a sales office building and a single-family residence, described in more detail below.

The sales and general office building is a one-story brick veneer structure containing 1,269 sq.ft., on cement block foundation, with face brick exterior walls and composition shingle roof. The interior is subdivided into a reception area, four offices, kitchen, storage room, utility room, and a restroom. The interior finish includes carpeted floors, except for vinyl in the kitchen, storage room and utility room, prefinished plywood walls and textured painted sheetrock ceilings. Lighting is by fluorescent tubes. Plumbing includes one toilet, one lavatory, a kitchen sink, and electric water heater. Heating and air conditioning are by a heat pump. Workmanship and materials are good; maintenance has been good. The building is 25 years old. There were no significant items of deferred maintenance noted. The effective age is estimated at 15 years; the future useful life is estimated more than 20 years.

To the rear of this building is a one-story frame storage building containing 216 sq.ft. This building has a concrete slab foundation, exterior walls are painted Masonite siding, and the roof is composition shingle. The interior finish includes concrete floors and unfinished walls and ceilings. The building appears to be in good condition.

Serving these buildings is a parking area containing approximately 3,500 sq.ft., paved with asphalt.

          [OBJECT OMITTED: Photograph of Boiling Spring Lake with dock]

               [OBJECT OMITTED: Photograph of Boiling Spring Lake]

        [OBJECT OMITTED: Photograph of Route 87 and ice cream shop sign]

The home to be appraised is located at #870 Boros Road (lot 131, section 72), and is a one-story frame dwelling containing 1,648 sq.ft. on cement block foundation with vinyl siding and composition shingle roof, equipped with gutters and downspouts. The interior is subdivided into a living room/dining room combination, kitchen, three bedrooms, and two baths. The interior finish includes carpet and vinyl floors, and painted Sheetrock walls and ceiling. Plumbing includes two toilets, three lavatories, two tubs (one with shower), a stall shower, a kitchen sink, washer connections, a water heater, and well pump and septic tank. Electrical service is good and includes a drier connection. Heating and air conditioning are by a heat pump, supplemented by ceiling fans. A two-car garage with automatic door is attached to the west side; a covered porch containing approximately 160 sq.ft. is attached to the front. A deck containing 296 sq.ft. is located in the rear. The driveway is paved with gravel. The home was built in 1996 and is currently rented for $750 per month. This is one of five "spec house" that were built by the developer to stimulate sales of nearby lots. The other four homes were all sold quickly.

ASSESSED VALUE AND ANNUAL TAX LOAD: The subject property is assessed for taxes in a multitude of parcels, with a total assessment approximating $7,440,000. The assessment theoretically reflects 100% of market value as of January 1, 1999. The 2003 Brunswick County tax rate was $.52 per $100 of assessment; the town rate was $.25, for a total of $0.77. The annual tax load on the subject properties over the past several years is as follows:

                  1998                                             $41,691
                  1999                                             $38,387
                  2000                                             $65,808
                  2001                                             $72,335
                  2002                                             $48,422
                  2003                                             $51,646

The tax load is burdensome, and higher than that of similar developments. This is because the lots are assessed individually at their market value, with no significant discount for the fact that they are all owned by the same owner. Consequently, the total is larger than would be found in a subdivision in which most of the lots are yet to be developed. Efforts to obtain relief have met with only limited success, due to the limitations imposed by the state law under which the taxes are levied. The increase in 2000 was the result of a countywide revaluation in 1999; the reduction in 2002 was the result of the sale of large tracts of vacant land to the Nature Conservancy and the sale of the golf course.

HISTORY OF THE DEVELOPMENT: Following its inception in the early 1960's, the property was intensely marketed for approximately 15 years, during which time approximately 8,100 lots were sold, typically on a land contract basis, with a small down payment and modest monthly payments for ten years. A high percentage of the contracts were carried to completion. The land contract method of sale and financing was discontinued in 1982 and the current practice is to sell the lots for cash with financing from third party sources. None of the old contracts remains in force. An analysis of the available information reflects a history of residential lot sales as follows:

        [OBJECT OMITTED: Photograph of Route 87 in Boiling Spring Lakes]

   [OBJECT OMITTED: Photograph of rental property owned by Reeves Telecom LP]

         [OBJECT OMITTED: Photograph of Reeves Telecom LP sales office]

        Year                Lots               Gross Sales                Average Price/Lot
        ------             -----               -----------                -----------------
        1973               1,000               $ 1,440,000                     $ 1,440
        1974                 520                   900,000                       1,700
        1975                 450                 1,436,000                        3,200
        1976-79              103                   320,900                       4,600
        1980-89               34                       N/A              N/A (est. @ $7-$9M+/-)
        1990                   7                    91,750                      13,100
        1991                   5                    54,112                      10,800
        1992                   3                    11,970                       4,000
        1993                  15                   115,800                       7,700
        1994                  46                   384,800                       8,400
        1995                  32                   182,858                       5,700
        1996                  50                   385,079                       7,700
        1997                  57                   327,684                       5,700
        1998                  53                   316,464                       6,000
        1999                  68                   411,043                       6,200

        2000                  56                   449,535                       7,800
        2001                  69                   420,742                       5,400
        2002                  22                   270,864                      12,300
        2003                  29                   248,862                       8,500

As the data illustrate, the volume of lot sales was very high during the period 1961 - 1975, during which time the property was heavily promoted. The diminished volume in 1976 was attributed at the time to a combination of factors, including an intense sales effort in 1975, felt to have enticed buyers who would perhaps have been likely to purchase in 1976, compounded by a sharp reduction in advertising and promotion in 1976. Other factors noted included a reorganization of the sales force, highway construction that obscured access from the major U.S. Hwy. #17, and a substantial price increase.

The lack of significant sales volume since 1976 is the result of several factors. Government restricted the sale of lots in 1977 pending a satisfactory HUD report. This was followed by engineering problems that caused the main lake to drain. This problem was a severe handicap to the sales program as well as a substantial unanticipated expense. The dam was repaired and the lake refilled. During this period, however, the ownership of the property was reorganized.

The goal of the new owner was to sell the property as a whole, rather than to sell individual lots, and they were not actively marketed for more than 10 years. During this period, the town took over ownership of the streets, the parks and some of the lakes, significantly reducing the maintenance and holding expense to the owner. There were virtually no sales of lots from the development for more than ten years, while attempts were made to market the whole. There were, however, a few transfers of commercial tracts, the sale of 26 acres to a builder and the sale of two former sales offices. Meanwhile, resales of non-company lots continued, as discussed in more detail in the estimate of value. Also during this period, the second nine holes of the golf course were built, and additional lots developed adjacent thereto. This action has helped to balance the inventory of available lots, as most of the higher priced lots around the major lake had been sold.

Administrative and maintenance staffs were kept intact, at least at skeleton levels for some time, but when sales were suspended and the maintenance demands diminished, the staff was reduced to a manager and one assistant and this is the current level. Resumption of an active sales campaign would require the organization of a new staff.

The golf course was sold in March 2001, after being operated at less than break-even levels by the developer for many years, or leased for nominal income. The current operation by a third party relieves the owner from the burden of management while still providing an amenity to facilitate lot sales, and, as such, is an asset to the development as a whole. The sale included seller financing, but the buyer renegotiated the terms and obtained third party financing, leaving a final payment of $150,000 due the developer secured by a second mortgage. Management contemplates that this payment will be made on schedule. As this anticipated revenue is the result of a prior sale, it will not be shown as potential income from the real estate appraised herein.

ZONING: The property is zoned by the town with a variety of classifications, which generally conform to the original planning concept. Reference is made to the accompanying zoning map. There are no significant limitations of use imposed by the zoning, as it follows the original plan and is consistent with good planning concepts.

In addition to the limitations of use imposed by the zoning, portions of the property are subject to the wetland jurisdiction of the United States Corps of Engineers under their so-called "404 jurisdiction". The Corps is the permitting agency for any proposed filling of wetland areas. Determination of these areas is made by the Corps based on criteria including soil types, drainage, and vegetation. Determination of wetland areas and permit processing is done on a case-by-case basis, with consideration given to an overall development plan. Each permit request is evaluated on its own merit. Consequently, the outcome of any such request cannot be predicted with certainty. In 1989, the Corps of Engineers made a cursory survey that indicated that most of the undeveloped areas and many of the lots would probably be considered wetlands. Virtually all of the land sold to the Nature Conservancy was in this category, and as are some of the undeveloped areas remaining in the subject.

Based on historic performance, it appears likely that no significant filling of wetlands would be permitted for development purposes. General exceptions to the regulations allow individual landowners to fill small areas and to permit limited filling to provide access to high lands otherwise inaccessible. Other filling possibilities exist when offset by mitigation, but mitigation plans must be very specific, and no general assumptions can be made about their acceptability.

                    PART III - DATA ANALYSIS AND CONCLUSIONS

ANALYSIS OF HIGHEST AND BEST USE: In appraisal practice, the concept of highest and best use represents the premise upon which market value is based. Highest and best use is defined as the reasonably probable and legal use of vacant land or an improved property, which is physically possible, legally permitted, financially feasible, and which is maximally productive, therefore resulting in the highest value.

An improved property's highest and best use is evaluated in two ways: as if the land were vacant and available for development to its highest and best use, and as improved. The purpose of determining the highest and best use of land as though vacant is to identify the site's potential use, which governs its value. Land is always valued as though vacant and available for its highest and best use.

The purpose of determining the highest and best use of the property as improved is to identify that use of the property that is expected to produce the greatest overall return on the capital invested, and to identify differences between the existing and optimum improvements. In general, once a property is improved, it becomes committed to a use consistent with the design of the improvements, so long as the income from such use provides a reasonable return to the value of the land as though vacant. If this is not the case, it then becomes economically feasible to raze or modify the improvements to conform to the highest and best use of the site. In the interim, it is important to identify those elements of the existing improvements that are less than optimum, so that they may be accounted for in the appraisal process.

The highest and best use of the subject property is judged to be a continuation of its former use; that is, the sale of lots and small tracts to the public. This concept takes cognizance of the amenities afforded by the lakes, the golf course, the development program to which the property is dedicated, and the absence of any demand for a more intensive land use.

The highest and best use of the office building is as an adjunct to the on-going sales program, there being no significant current demand that would generate a value in excess of that value to the developer.

The quantity of land designated for commercial use is excess to future as well as current demands. Although the demand for this use is increasing with the population, and sales of commercial sites have shown a strong increase in recent years, the apparent limited success of the commercial ventures placed on those lots suggests that the future demand will not continue to show such an increase, at least for the near term. It is likely that portions of this area will eventually be used for residential purposes.

Although recent years have shown an increase in lot sales, the volume remains unsatisfactory, reflecting the lack of an aggressive marketing effort. Because of the low volume, the expense for even the limited marketing is disproportionately high. The unsatisfactory volume of sales in the recent past suggests that there should be a change in the marketing procedure to a more aggressive one designed to generate a higher cash flow and to dispose of more lots in a shorter time, thereby minimizing the holding costs.

Of the vacant tracts, only tracts two and three are considered to have significant value. The highest and best use of tract two is for subdivision into tracts large enough to ensure that septic tanks can be successfully used. The highest and best use of tract three is for a continued extension of section 72.

The highest and best use of tract one is for speculation, pending a demand for an expansion of the adjacent commercial use into this area. There does not appear top be any significant demand for this use, or any of the alternate uses in the foreseeable future, and this tract is considered to have only a nominal value at this time.

The highest and best use of tract four is severely limited by this combination of physical and legal restrictions, and considered to be for conservation, or passive recreation use. Either use is consistent with the location and the physical characteristics of the land. This is a speculative use, dependent upon an uncertain demand in a limited market. However, this appears to be the only probable use. The possibility of threatened or endangered species is an additional potential limitation to use.

A concept perhaps more pertinent than highest and best use for the wetland areas may be that termed "most appropriate use." This is a planning concept not directly related to the economic factors considered in highest and best use. It is defined as "the use that will promote the greatest good for the greatest number, or is in the best interest of the community as a whole." Such use is implicit in the restrictive environmental regulations that apply to the subject wetlands. Consistent with this concept, the most appropriate use would appear to be for a conservation purpose benefiting the entire community as well as the adjacent properties. As the recent sale to the Nature Conservancy suggests that they have acquired those tracts that were of interest to them, it is likely that there is no ready market for the remaining tracts. They are considered to have only a nominal vale. The best use may be to donate them to the town for park use.

It is recognized that, in all probability, an extended period will be required for total disposition. In the absence of a demand for alternate uses, this circumstance is recognized as a diminution in value rather than a justification to change the present use.

ESTIMATE OF VALUE: The valuation process is a systematic procedure employed to provide an estimate of real property value. Information is gathered about sales and offerings of similar properties and tracts of vacant land, current cost of construction materials and labor, rental rates of similar properties, their operating expenses, and current rates of return on investments and properties. From these data, a value is developed for the land, and for the property as a whole, usually using three methods: the cost approach, the sales comparison approach, and the income capitalization approach.

            [OBJECT OMITTED: Chart of lots owned by Reeves Telecom LP
                    available for sale at December 31, 2003]

In the cost approach, the land is valued as if vacant and available for development to its highest and best use, usually using the sales comparison approach. Then an estimate is made of the current replacement cost of the improvements. This cost is then adjusted to reflect depreciation, if any, present in the subject improvements resulting from physical deterioration or obsolescence. The result is added to the land value to indicate the value of the property.

In the sales comparison approach, sales and offerings of similar improved properties are analyzed and compared to the subject property. Adjustments are made for differences in such factors as time of sale, financing, location, and physical characteristics. The adjusted sales prices are analyzed to indicate the value of the subject property.

In the income capitalization approach, estimates are made of the gross income that may be generated by the property, and of expenses that may be incurred in the operation. The resulting net income is then capitalized to indicate the value of the property. Capitalization is a process that calculates the present worth of an income stream, thereby indicating the investment that is justified by the anticipated return.

The indications from the three approaches are then reconciled into a final estimate of value, giving greater weight to those indications that have more application to the property type being appraised and/or the quality of the data that were available for analysis.

The subject property is best valued by the subdivision analysis method, which is a combination of the sales comparison approach and the income approach. The value of the individual lots is estimated to project an income stream that could be derived from their sale. By estimating a sales rate and expenses, an income stream is developed which is capitalized into an indicated land value.

The current inventory contains 1,196 lots, most of which are in areas where soils are not suited for septic tanks under current regulations, and many would be classified as "404 wetlands." As a result, most of the undeveloped land as well as many of the lots, including the majority of the commercial area, is now not suitable for development. Of the existing lots, some 175 are currently reported by management as being suitable for septic tanks, including 15 in
Section 14 and 92 in Section 72 developed around the golf course in the early 1980's. The remaining 68 suitable developed lots are scattered throughout the residential sections in the development. Additionally, the area designed and zoned for commercial use would appear capable of generating an additional 45 suitable lots.

Of the undeveloped acreage, only five areas are considered to have soils suitable for future development. These are identified as follows:

1. The area fronting on the paved roads in section 72, which will produce approximately 65 lots with minimal expense;

2. The area adjacent to section 72, the expansion of which will produce approximately 185 lots; and

3. Section 14, wherein some 129 lots have been partially developed, 56 of which remain to be sold. Management expects that approximately 49 of the new lots will be suitable for septic tank use.

4. Land lying north of North Lake, which can be developed into three tracts large enough to ensure septic tank use. Development would not require any significant expense, and these are considered to be essentially developed now.

   [OBJECT OMITTED: Chart of Reeves Telecom LP historical lot sales 1992-2003]

         [OBJECT OMITTED: Chart of Reeves Telecom LP historic operating expenses 1994-2003]

Additional assets include the sales office and the dwelling at 870 Boros Road.

There has been no active sales program by the company for more than ten years; consequently, estimates of price and disposition rates under an aggressive program are a matter of some speculation. The estimated lot sales prices utilized in the cash flow projection are based upon company sales, private resales, and current listing prices in both categories.

It is considered possible that upon a reinstitution of an aggressive sales program the prices could be increased. However, this is dependent upon many factors, including the magnitude of competition, both from other nearby developments and from resales within the subject. In view of the history of the subject, and the recent trends in nearby developments, it is considered appropriate to estimate a disposition rate that is more conservative.

The accompanying table shows the sales history in the development, of both company-owned lots and resales. Sales of company lots have shown a steady increase in recent years, reaching a maximum of 69 in 2000. The recent sales history has shown approximately 25 lot sales per year at an average price of $9,000 to $13,000. However, future sales will include a larger proportion of the higher priced lots, increasing the average lot price.

The sales from Reeves and resales are shown in the accompanying table. The resale data was compiled from tax sources, and may have some minor errors as lots with mobile homes in place may be inadvertently included in some of the sales used for comparison. In 2003 there were 123 resales averaging $11,500 per lot. Some of the lots are of poorer quality, and some are sales of multiple lots comprising one building site. When lots less than $3,000 in price are excluded, the statistics for 2003 are 120 lots at an average price of $11,700. Most of these owners are in a position to price their lots very competitively, as their lots were acquired at lower prices many years ago, but it is also noted that the resale market contains virtually all of the lakefront lots, which have recently shown strong price increases.

The values assigned to the various categories of lots are shown on the accompanying cash flow projection. The price of the "other" lots is an average derived from the accompanying table, which shows the inventory of suitable lots and an estimate of the lot value within each section. In the cash flow projection, this category also includes the three large tracts to be developed from the area north of North Lake. The value estimates are derived from company and resale activity in the various sections and the asking prices on similar lots.

The rate of sales cannot be predicted with certainty, and is related to price and promotional effort. The rate estimated herein (excluding the two categories that follow) averages 31 lots per year, increasing from 23 in the first year to a maximum of 40, and then diminishing toward the end of the disposition period. This assumes that an aggressive sales campaign could compete on an equal footing with the established resale market. This sales rate results in a disposition period of fifteen years, with average lot prices ranging from $11,250 to $17,250 for these categories. This average is higher than the recent history, as it does not include the following two categories.

It is assumed that the 45 usable commercial sites could be sold during the disposition period at an average price of $7,500, although most would probably not be used for commercial purposes.

Also during this period, it is assumed that a number of those lots not suitable for building could also be disposed of, either in combination with the lots sold or to existing adjoining owners. An estimated 10 lots per year at a nominal price of $500 each is included during the disposition period. The remaining unsold lots would not justify a continuing sales program, and would probably be forfeited or donated to the town.

The market value of the subject "spec house" at #870 Boros Rd. is estimated by comparison with three recent sales in the neighborhood. These are described as follows:

1.   110 Windemere Dr.                             2.  885 Boros Rd.
     Sold: June 2, 2003                                Sold: July 23, 2002
     Price: $127,500                                   Price: $130,000
     Size: 1,606 sq.ft.                                Size: 1,664 sq.ft.
     3BR/2B, Garage                                    3BR/2B, Garage
     Year Built: 2001                                  Year Built: 1996
     Price/sq.ft.: $78.77                              Price/sq.ft.: $78.13

3.   598 Eagle Ln.
     Sold: March 17, 2003
     Price: $155,000
     Size: 1,760 sq.ft.
     3BR/2B, Garage
     Year Built: 1994
     Price/sq.ft.: $88.07

The value of the subject house is estimated to be $80.00/sq.ft., or $132,000 (Rounded). It is anticipated that this house would be sold during the first-year of the projection period.

Income due from the deed of trust on the golf course is not included in the cash flow projection, as this is not attributable to the real estate being appraised.

The sale of the sales office is predicted in year fifteen, at the end of the sales period. Its value at that time is obviously a matter of speculation, and while it is included at $100,000, the discounting to which this value is subject is such that a substantial change in its value would have little effect on the value estimate of the whole property.

The operating expenses are based to the degree possible on the history of the development. Until recently, however, the historic expenses have not included any significant sales or promotional activity, and must be adjusted accordingly. Advertising and promotion are estimated at 10% of gross sales, with a subsidy in the initial years to accommodate the excess promotion during the start-up period. Sales expense is estimated at 10%. Administration and overhead is estimated at 15% of lot sales, supplemented in the first three years to approximates the recent experience of the owner, when adjusted to omit those charges that are included elsewhere. These charges are a higher percentage of sale income than is typically found in similar developments due to the relatively low sale rate and the low average price of the lots sold.

Real estate taxes are based upon the anticipated assessment and rate, and change over the disposition period with the sale and/or creation of lots.

Development expenses are based upon historic costs within the subject, and from those of other similar developments. Development is assumed to be staged to provide sufficient lots to maintain an adequate sales inventory.

Financing for the property is difficult to anticipate due to the nature of the property. The financing shown in the cash flow analyses is predicated on an interest only construction type land loan of 70% of value with an interest rate of 10.5% applied to the average outstanding balance annually. The principal repayment is based on 125% of the original loan amount per lot sold. While these terms are considered reasonable, financing from conventional sources is uncertain due to the character of the development. Lenders report that the credit-worthiness of a borrower and the risk of a development are currently of utmost importance in the underwriting decisions. Seller financing is a possible consideration, and these terms are considered reasonable under this circumstance as well.

The yield to the equity position is estimated at 25%, which includes both the yield on invested capital and profit to the developer. This rate is difficult to estimate or to extract from available market information. It tends to vary with risk perceived by the developer, the anticipated disposition rates, and the size of the equity position. This rate is within the range typically required by developers. With the assumed financing, this rate generates a total property yield of approximately 18%, which is also within typical limits for this type of property.

The cash flow to be anticipated from the property is shown in the accompanying table. The present value of the cash flows to the equity position, discounted at 25%, is $360,046. Adding the value of the 70% mortgage of $840,106 generates a total indicated value of the property of $1,200,152.

RECONCILIATION AND FINAL VALUE ESTIMATE: There are no sales of similar properties known to the appraiser. The assumptions and estimates in the subdivision analysis render it less precise than would normally be desired, particularly in view of the history of the subject, which provides only limited basis for forecasting. The estimates are considered realistic, however, and are confirmed by the historic operation

Taking cognizance of the market practice of dealing in round numbers, a value of $1,200,000 is assigned.

CERTIFICATION OF APPRAISER:

I certify that, to the best of my knowledge and belief:

      the statements of fact contained in this report are true and correct.

      the reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, unbiased professional analyses, opinions, and conclusions.

      I have no present or prospective interest in the property that is the subject of this report, and I have no personal interest or bias with respect to the parties involved.

      my compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event.

      my analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Uniform Standards of Professional Appraisal Practice and the Code of Professional Ethics and the Standards of Professional Practice of the Appraisal Institute.

      the use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

      as of the date of this report, I have completed the requirements of the continuing education program of the Appraisal Institute.

      I have made a personal inspection of the property that is the subject of this report.

      Mary D. Cantwell, associate appraiser, provided assistance in the collection and analysis of data in this appraisal.

      my value conclusion as well as other opinions expressed herein are not based upon a requested minimum value, a specific value or approval of a loan.



      Robert C. Cantwell, MAI
                                                   N.C. State-Certified General
                                                   Real Estate Appraiser A-220

                             BOILING SPRINGS LAKES
                       SUBDIVISION DEVELOPMENT CASH FLOW




                       YEAR       YEAR       YEAR       YEAR       YEAR       YEAR       YEAR       YEAR

SECTION 72                1          2          3          4          5          6          7          8
BEGINNING BAL            93         77         57         37         12         37         12         37
NO. ADDED                 0          0          0          0         50          0         50         50
NO. SALES                15         20         20         25         25         25         25         30
ENDING BALANCE           77         57         37         12         37         12         37         57
CUMULATIVE SOLD          15         35         55         80        105        130        155        185
% SOLD                   4%        10%        10%        23%        31%        38%        49%        54%
PRICE                16,000     16,320     16,646     16,979     17,319     17,665     18,019     18,378
SALES INCOME        240,000    326,400    332,920    424,475    432,975    441,625    450,450    551,340

OTHER LOTS
BEGINNING BAL            71         66         61         56         51         43         35         27
NO. ADDED                 0          0          0          0          0          0          0          0
NO. SALES                 5          5          5          5          8          8          8          5
ENDING BALANCE           66         61         56         51         43         35         27         22
CUMULATIVE SOLD           5         10         15         20         28         36         44         49
% SOLD                   7%        14%        21%        28%        39%        51%        62%        69%
PRICE                 6,000      6,120      6,242      6,367      6,494      6,624      6,756      6,891
SALES INCOME         30,000     30,600     31,210     31,835     51,952     52,992     54,048     54,455

SECTION 14
BEGINNING BAL            15         12         41         36         31         26         21         16
NO. ADDED                 0         34          0          0          0          0          0          0
NO. SALES                 3          5          5          5          5          5          5          5
ENDING BALANCE           12         41         36         31         26         21         16         11
CUMULATIVE SOLD           3          8         13         18         23         28         30         38
% SOLD                   6%        16%        27%        37%        47%        57%        67%        78%
PRICE                 7,500      7,650      7,803      7,959      8,118      8,280      8,446      8,615
SALES INCOME         22,500     38,250     39,015     39,795     40,500     41,400     42,200     43,075

COMMERCIAL LOTS
BEGINNING BAL            45         42         39         36         33         30         27         24
NO. ADDED                 0          0          0          0          0          0          0          0
NO. SALES                 3          3          3          3          3          3          3          3
ENDING BALANCE           42         39         36         33         30         27         24         21
CUMULATIVE SOLD           3          6          9         12         15         18         21         24
% SOLD                   7%        13%        20%        37%        33%        40%        47%        53%
PRICE                 7,500      7,650      7,803      7,959      8,118      8,280      8,446      8,615
SALES INCOME         22,500     22,950     23,409     23,877     24,354     24,840     25,338     25,845

UNSUITABLE LOTS
BEGINNING BAL         1,021      1,011      1,001        991        981        971        961        951
NO. ADDED                 0          0          0          0          0          0          0          0
NO. SALES                10         10         10         10         10         10         10         10
ENDING BALANCE        1,011      1,001        991        981        971        961        951        941
CUMULATIVE SOLD          10         20         30         40         50         60         70         80
% SOLD                   1%         2%         3%         4%         5%         6%         7%         8%
PRICE                   500        500        500        500        500        500        500        500
SALES INCOME          5,000      5,000      5,000      5,000      5,000      5,000      5,000      5,000
TOTAL LOT SALES     320,000    423,200    431,554    524,982    554,871    565,857    577,066    659,715

SPEC HOUSE/OFFICE
SPEC OFFICE         432,000          0          0          0          0          0          0          0
OFFICE                    0          0          0          0          0          0          0          0
TOTAL LOTS
BEGINNING BAL         1,244      1,208      1,199      1,156      1,108      1,107      1,056      1,055
TOTAL ADDED               0         34          0          0         50          0         50         50
TOTAL SALES              36         43         43         48         51         51         51         53
TOTAL END BAL         1,208      1,199      1,156      1,108      1,107     1,1056      1,055      1,052
CUM. SOLD                36         79        122        170        221        272        323        376
CUM. % SOLD              5%        12%        19%        26%        34%        41%        49%        57%
________________________________________________________________________________________________________

TOTAL SALES         452,000    423,200    431,554    524,982    554,871    565,857    577,066    659,715
SALES EXPENSE        45,200     42,320     43,155     52,498     55,487     56,586     57,707     65,972
________________________________________________________________________________________________________

NET SALES           406,800    380,850     358,399   472,484    499,334    509,271    519,359    503,743

EXPENSES:

DEVELOPMENT               0     70,000           0         0     50,000         0    175,000     170,000
MARKETING            50,000     50,000      50,000    52,498     55,487    56,586     57,707      65,972
ADMIN/O.H.           50,000     93,480      84,733    78,747     83,231    84,879     86,560      98,957
R.E. TAX             50,000     46,000      43,000    34,000     31,000    28,000     24,000      27,000
________________________________________________________________________________________________________

TOTAL EXPENSE       198,000    259,480     177,933   165,246    219,718   169,464    343,267     361,929
_________________________________________________________________________________________________________

NET INCOME          208,800    121,400     210,666   307,239    279,666   339,807    176,093     231,814

MORTGAGE:
BEGINNING BAL       840,106    697,385     630,836   562,973    480,418   393,163    304,181     213,436
PRINCIPAL           142,721     66,549      67,863    82,555     87,255    88,982     90,745     103,742
INTEREST             80,718     69,732      62,675    54,778     45,863    36,611     27,175      16,964
ENDING BAL          697,385    630,836     562,973   480,418    393,163   304,181    213,436     109,694
DEBT SERVICE        223,439    136,281     130,538   137,333    133,118   125,593    117,920     120,706
________________________________________________________________________________________________________

CASH FLOW           (14,639)   (14,881)     80,128   169,906    146,548   214,214     50,173     111,108




                       YEAR       YEAR       YEAR       YEAR       YEAR       YEAR       YEAR

SECTION 72                9         10         11         12         13         14         15
BEGINNING BAL            57         27         47         72         47         27         12
NO. ADDED                 0         50         50          0          0          0          0
NO. SALES                30         30         25         25         20         15         12
ENDING BALANCE           27         47         72         47         27         12          0
CUMULATIVE SOLD         215        245        270        295        315        330        342
% SOLD                  63%        72%        79%        86%        92%        96%       100%
PRICE                18,746     19,121     19,503     19,893     20,291     20,697     21,111
SALES INCOME        562,380    573,630    487,575    497,325    465,820    310,455    253,332

OTHER LOTS
BEGINNING BAL            22         17         12          7          2          0          0
NO. ADDED                 0          0          0          0          0          0          0
NO. SALES                 5          5          5          5          2          0          0
ENDING BALANCE           17         12          7          2          0          0          0
CUMULATIVE SOLD          54         59         64         69         71         71         71
% SOLD                  76%        83%        90%        97%       100%       100%       100%
PRICE                 7,029      7,120      7,313      7,459      7,608      7,756      7,915
SALES INCOME         35,145     35,850     36,565     37,295     15,216          0          0

SECTION 14
BEGINNING BAL            11          6          2          0          0          0          0
NO. ADDED                 0          0          0          0          0          0          0
NO. SALES                 5          4          2          0          0          0          0
ENDING BALANCE            6          2          0          0          0          0          0
CUMULATIVE SOLD          43         47         49         49         49         49         49
% SOLD                  83%        96%       100%       100%       100%       100%       100%
PRICE                 8,787      8,963      9,142      9,325      9,512      9,702      9,806
SALES INCOME         43,935     35,852     18,284          0          0          0          0

COMMERCIAL LOTS
BEGINNING BAL            21         18         15         12          9          6          3
NO. ADDED                 0          0          0          0          0          0          0
NO. SALES                 3          3          3          3          3          3          3
ENDING BALANCE           18         15         12          9          4          3          0
CUMULATIVE SOLD          27         30         33         36         39         42         45
% SOLD                  60%        67%        73%        80%        87%        93%       100%
PRICE                 8,787      8,963      9,142      9,325      9,512      9,702      9,896
SALES INCOME         26,361     26,889     27,426     27,975     28,536     29,106     29,688

UNSUITABLE LOTS
BEGINNING BAL           941        931        921        911        901        891        881
NO. ADDED                 0          0          0          0          0          0          0
NO. SALES                10         10         10         10         10         10         10
ENDING BALANCE          931        921        911        901        891        881        871
CUMULATIVE SOLD          90        100        110        120        130        140        150
% SOLD                   9%        10%        11%        12%        13%        14%        15%
PRICE                   500        500        500        500        500        500        500
SALES INCOME          5,000      5,000      5,000      5,000      5,000      5,000      5,000
TOT LOT SALES       672,821    677,221    574,850    567,595    454,572    344,561    288,020

SPEC HOUSE/OFFICE
SPEC OFFICE               0          0          0          0          0          0          0
OFFICE                    0          0          0          0          0          0    100,000
TOTAL LOTS
BEGINNING BAL         1,052        999        997      1,002        959        924        836
TOTAL ADDED               0         50         50          0          0          0          0
TOTAL SALES              53         52         45        43          35         28         25
TOTAL END BAL           999        997      1,002        959        924        896        871
CUM. SOLD               429        481        526        569        604        632        657
CUM. % SOLD             69%        73%        80%        87%        92%        96%       100%
_____________________________________________________________________________________________

TOTAL SALES         672,821    677,221    574,850    567,593    454,572    341,561    388,028
SALES EXPENSE        67,282     67,722     57,485     56,760     45,457     34,454     38,802
_____________________________________________________________________________________________

NET SALES           605,539    609,499    517,365    510,835    409,115    310,105    349,218

EXPENSES:

DEVELOPMENT               0    200,000    200,000          0          0          0          0
MARKETING            67,282     67,722     57,485     56,760     45,457     34,456     28,802
ADMIN/O.H.          100,923    101,583     86,228     85,139     68,186     51,684     43,203
R.E. TAX             23,000     19,000     22,000     20,000     13,000      7,000      3,000
_____________________________________________________________________________________________

TOTAL EXPENSE       191,205    385,305    365,713    161,899    126,643     93,140     75,005
_____________________________________________________________________________________________

NET INCOME          414,334    221,194    151,653    348,936    282,472    216,965    274,213

MORTGAGE:
BEGINNING BAL       109,694      3,891          0          0          0          0           0
PRINCIPAL           105,803      3,891          0          0          0          0           0
INTEREST              5,963        204          0          0          0          0           0
ENDING BAL            3,891          0          0          0          0          0           0
DEBT SERVICE        111,766      4,095          0          0          0          0           0
______________________________________________________________________________________________

CASH FLOW           302,568    217,099    151,653    348,936    282,472    216,965     274,213


        [OBJECT OMITTED: Reproduction of 2-page monthly operating report for Reeves Telecom LP for December 2003]

        [OBJECT OMITTED: Reproduction of 3-page monthly operating report for Reeves Telecom LP for December 2002]

        [OBJECT OMITTED: Reproduction of 2-page monthly operating report for Reeves Telecom LP for December 2001]

                    QUALIFICATIONS OF ROBERT C. CANTWELL, MAI

Robert C. Cantwell, MAI has been a partner in the firm of Robert C. Cantwell and Associates, of Wilmington, N.C. since 1967. He received a BS in Civil Engineering from The Citadel in 1964, and is a member of Tau Beta Pi, the Engineering Honor Society. He is licensed as a Real Estate Broker in North Carolina, and is a North Carolina State-Certified General Real Estate Appraiser. He is a former Chairman of the North Carolina State Appraisal Board.

He is a member of the Appraisal Institute, formerly the American Institute of Real Estate Appraisers. He is a recipient of AIREA's Professional Recognition Award, a former member of its National Governing Council, and past president of N.C. Chapter #40. He has served AIREA as National Chairman of the Comprehensive Examination Subcommittee, and the Review and Counseling Division, Vice-Chairman of the Professional Standards Committee, and on other national committees in the areas of admissions and education. He has been an instructor in the Institute's educational program. He has been published in the Appraisal Journal, and served as a technical consultant and reviewer of the 9th through 11th editions of the Institute's text, The Appraisal of Real Estate.

His experience includes the appraisal of residential, commercial, industrial, and rural properties for sale, mortgage loan, tax adjustments, subdivision, and acquisition under eminent domain. He has qualified as an expert witness in the Superior Court of North Carolina and the United States District and Bankruptcy Courts.

Financial clients include: Wachovia Bank; BB&T; First Citizens Bank and Trust Company; First Union Bank; Bank of New York; Signet Bank; Southern National Bank; Chase Manhattan Bank; Philadelphia National Bank; First National Bank of Atlanta; BankAmerica; the Hartford, and Nationwide Insurance Companies; Life of Georgia; Jefferson-Pilot Invest.; ITT Commercial Finance Corp.; MetLife Capital Credit; Lawyers Title of N.C.; GMAC; MGIC; RTC; FDIC; and FNMA.

Governmental clients include: U.S. Department of Justice; Corps of Engineers; U.
S. Navy; GSA; National Park Service; Postal Service; FAA; SBA; N.C. Departments of Administration and Transportation and Ports Authority; N.C. State University; UNC-Wilmington; New Hanover County; City of Wilmington; Redevelopment Commissions of the cities of New Bern, Clinton, Lumberton and Beaufort, N.C.; Airport Commissions of New Hanover, Brunswick, Harnett, Sampson, Moore, Currituck, and Alamance Counties.

Conservation organization clients include: the Nature Conservancy; the Walthour Moss Foundation; the Society for Masonboro Island; Smith Island Land Trust; Sandhills Land Trust; the North Carolina Coastal Federation; and the North Carolina Coastal Land Trust.

Typical commercial and industrial clients include: International, Georgia-Pacific, Federal, Weyerhaeuser, and Boise Cascade Paper Companies; Canal Industries; CSX Transportation Inc.; Norfolk Southern Railroad; Aberdeen, Carolina & Western Railroad; major oil companies; BellSouth; Progress Energy; Four County Electric, Campbell University; Case Western Reserve University; Onslow Memorial Hospital; Almont; General Electric; Martin Marietta Company; Wright Chemical Co.; Diamond Shamrock; Pfizer Inc.; Dixie Cement Company; Reeves Telecom Corporation; ITT Rayonier, Inc.; U.S. Steel; Queensboro Steel; International Nickel Company; Corning Inc.; National Gypsum; Pepsi-Cola; Pilot Freight Lines; Block Industries; Fountain

Powerboats; Sportsman Boatworks; Gregory Poole; Mitek Wood Products; McDermott International, Inc.; Exact Equipment; Ravens Metals; and Dixie Yarns.

                       QUALIFICATIONS OF MARY D. CANTWELL

      Mary D. Cantwell has been a partner in the firm of Robert C. Cantwell and Associates, of Wilmington, N.C. since October 1986. She received a B.A. in English (Liberal Arts) from the University of Southwestern Louisiana in 1965, and a Master of Business Administration degree from the University of North Carolina at Wilmington in 1986.

      She is a North Carolina State-Certified General Real Estate Appraiser.

      Her real estate appraisal education has been through the American Institute of Real Estate Appraisers, now the Appraisal Institute. It includes successful completion of the following courses and examinations: Real Estate Appraisal Principles and Basic Valuation Procedures at the University of North Carolina, and Capitalization Theory and Techniques, Part A, at the University of Georgia

      Her experience includes the appraisal of residential, commercial, and industrial properties for sale, mortgage loan, subdivision and acquisition under eminent domain.

                                       31